Exhibit 99.1

Bit Digital Announces Strategic Executive Leadership Realignment,
Advisory Board and Strategic Priorities for 2023

NEW YORK, March 22, 2023 /PRNewswire/ — Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”), a digital asset mining company headquartered in New York, today announced a strategic realignment of its executive leadership team. The move is expected to best position leadership roles with respect to the Company’s current business prospects and growth objectives. The Company additionally announced its Advisory Board and outlined strategic priorities for 2023.

Leadership Realignment

Effective March 31, 2023, Bryan Bullett, the Company’s Chief Executive Officer, will conclude his term as CEO. Mr. Bullett will assume the role Senior Advisor, in which he will lead strategic growth initiatives for the Company. Sam Tabar, the Company’s Chief Strategy Officer, will be appointed CEO.

Mr. Bullett commented, “As Senior Advisor, I look forward to focusing my efforts on strategic initiatives to further Bit Digital’s expansion into additional, non-correlated income streams, as well as help facilitate the transition. In my past two years as CEO, the Company underwent profound positive shifts – exiting China in 2021; establishing an institutional U.S. platform; achieving 85% carbon-free energy; entering Ethereum staking; and along the way, demonstrating thought leadership and sound capital stewardship. I’m pleased to be passing onto Sam a pristine balance sheet, an innovative and growing treasury management portfolio, and most exciting, an expanding business model that, with ETH staking, we believe presents synergistic catalysts beyond traditional mining. Bit Digital is positioned to thrive as we move through and out of crypto winter, and I look forward to continuing working with Sam and the executive team.”

Mr. Tabar stated, “I’d like to express our gratitude to Bryan Bullett for his leadership and his contributions that have laid a strong foundation to build upon. As incoming CEO, I look forward to continuing to work together in his new capacity as Senior Advisor.

Going forward, Bit Digital will focus heavily on delivering maximum shareholder value. We will do this by differentiating ourselves from peers by aggressively pursuing new lines of business. What already differentiates us is our pristine balance sheet, unleveraged and sound mining business, and exciting new Ethereum business that positions us to become a proxy for the foundational blockchain of the ’smart contract economy’. There is much more to come, and I am deeply excited for Bit Digital’s future.”

Strategic Priorities For 2023

The Company additionally announced a non-comprehensive list of strategic priorities for 2023. These priorities represent key focal points for the Company which Management refers to by the acronym “BETSS”:

B - Balance Sheet

E - Expand into PoS

T - Treasury Management

S - Strategic Capital Deployment

S - Sustainability

Such priorities are subject to change based on market conditions and other factors, and are not necessarily presented based on priority ranking.

1)	Maintain a best-in-class balance sheet

The Company finished 2022 with $32.7 million in cash, $27.7 million of digital assets, zero debt, no miner purchase obligations, and no material capex commitments. These figures demonstrate Management’s conservative balance sheet approach and commitment to prudent capital allocation – factors which enabled the Company to withstand the macro headwinds of 2022. An undrawn $500 million at-the-market facility and circa 9 million shares on an equity line of credit provide market access as further backup sources of liquidity, and the optionality to fund growth. Management intends to continue its prudent approach to the balance sheet through 2023 and beyond.

2)	Strategically deploy capital

While well capitalized to pursue opportunistic growth through cycle lows, such growth will be considered only to the extent it does not jeopardize balance sheet health. With that guiding principle, the Company believes it has identified sound opportunities to safely allocate capital to create long-term value, including the following:

●	Opportunistic credit investments. The Company believes that current conditions favor providers of debt capital to the mining sector – to such an extent, that financial investments are in some cases more attractive than hardware investments. Many incumbent lenders have exited or filed bankruptcy, resulting in a severely constrained credit supply. Underwriting and structures are evolving to provide greater margins of safety both to lenders and borrowers. Bit Digital has reviewed several opportunities to act as secured lender to mining-related businesses, and views this as a viable opportunity, with an elevated risk-adjusted rate of return and the opportunity to utilize secure structures. The Company intends to continue evaluating and opportunistically deploy capital in the form of debt and/or alternative credit products in mining-related opportunities, with an emphasis on secured lending against hard asset collateral, including via strategic relationships with third parties.

●	Prudent miner fleet growth. While the secondary ASIC market remains depressed and oversupplied, with leveraged and distressed owners forced to liquidate, Bit Digital has thus far taken a careful approach to miner procurement through the down cycle. We believe that any new purchases must be underwritten cautiously and priced to withstand the bitcoin halving. A key component of this is pairing purchases with stable and economical hosting. Pending these and other variables, the Company targets doubling its operating fleet, to approximately 2.6 EH/s, during 2023.

3)	Expand into PoS

In 2022, Bit Digital announced its intention to become a validator on the Ethereum network, and to accumulate and stake Ether (ETH). As of December 31, 2022, the Company held 10,820 ETH and ETH equivalents with a fair value of approximately $12.9 million, primarily acquired through programmatic conversions of BTC mining rewards. Approximately 2,164 ETH was actively staked, both in native and liquid protocols. The staked portfolio is currently generating an approximate 6% APY.

Bit Digital’s ongoing strategy is to mine BTC, programmatically convert a portion to ETH, and subsequently stake to generate rewards that can then in turn compound or be redeployed into mining investments and other corporate uses. The Company targets staking approximately half its total digital asset position.

Beyond this, Bit Digital is exploring incubating additional PoS related businesses, including a joint venture in Singapore to provide ETH staking-related technology tools. At this time, the Company has no plans to offer such solutions to U.S. individual residents, nor to engage in any custodial activities such as “staking as a service” or “earn” programs, nor to offer any staking-related tokens or securities. In the future, Bit Digital may consider expanding its efforts into other leading PoS protocols.

4)	Enhance treasury management solutions

During Q1 2023, the Company completed a $2 million strategic investment into Auros Global Limited, a leading algorithmic trading and market making firm focused on digital assets. In July 2022, the Company committed $2 million to the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies, managed by Nine Blocks Capital Management, an institutional grade digital assets manager.

Management believes that by leveraging and growing its strategic relationships with partners including Auros, Nine Blocks and potentially others, it stands to activate safely structured solutions that may enhance yield on treasury assets and provide downside protection.

5)	Continue focus on sustainability

ETH has also helped advance the Company’s sustainability goals, given that Ethereum’s transition to a proof-of-stake consensus mechanism reduced the network’s energy consumption by over 99%. On the PoW side, approximately 85% of our bitcoin mining fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2022, based on data provided by our hosts, publicly available sources, and internal estimates. This represents marked progress from the 67% achieved as of December 31, 2021. The Company continues to believe that the digital assets industry’s long-term success is contingent on sustainable business practices and the prioritization of green energy for growth initiatives. Bit Digital remains focused on its goal of becoming entirely carbon-free.

Advisory Board

Additionally, the Company announced its reconstituted Advisory Board, which will comprise Mr. Bullett, Henri Arslanian and Charles d’Haussy. Each brings extensive experience, specialized expertise, and relationships to benefit the Company. Bios of Messrs. Arslanian and d’Haussy follow.

Henri Arslanian, Co-Founder and Managing Director, Nine Blocks Capital Management; former Partner, PwC

Henri Arslanian is the co-founder and managing partner of Nine Blocks Capital Management, an institutionally focused crypto hedge fund. Henri is the former PwC Crypto Leader and Partner, the former Chairman of the FinTech Association of Hong Kong and an Adjunct Professor at the University of Hong Kong. A lawyer and banker by background, Henri has advised many of the world’s leading crypto exchanges, investors, financial institutions and tech firms on their crypto initiatives as well numerous governments, regulators and central banks on crypto regulatory and policy matters. Henri also sat on the Hong Kong regulator’s SFC FinTech Advisory Board, the Hong Kong’s central bank’s HKIMR Council of Advisers and Dubai’s DIFC Innovation Council. With over 500,000 LinkedIn followers and 50,000 newsletter subscribers, Henri is a TEDx and global keynote speaker and is regularly featured in global media including Bloomberg, CNBC, CNN, BBC, The Wall Street Journal, The Economist and the Financial Times. Henri is the host of the Crypto Capsules educational social media series and the author of many best-selling books including “The Book of Crypto” (Palgrave, 2022) and “The Future of Finance” (Palgrave, 2019).

Charles d’Haussy, CEO, dYdX Foundation; former Managing Director, ConsenSys

Charles d’Haussy is the CEO of dYdX Foundation, an independent not-for-profit foundation headquartered in Zug, Switzerland supporting the dYdX protocol ecosystem. Mr. d’Haussy was formerly Global Head of Business Development at ConsenSys, a leading blockchain engineering company. Among his responsibilities, he led ConsenSys’ projects on central-bank digital currencies with HKMA, BOT, PBOC, CBUAE & BOK. Prior to this, Charles served as head of fintech with the Hong Kong government (InvestHK). In that capacity he helped found and scale Hong Kong Fintech Week, and supported the growth of over 450 fintech companies. He has 15 years of prior experience in Hong Kong’s private sector and is licensed to invest and deal in securities. In 2018, Charles was elected as a Top-50 fintech influencer in Asia. In 2021 he published Block Kong, a book about Blockchain leaders shaping the Hong Kong blockchain ecosystem. He studied in France at Rennes International Business School and in Guangzhou, China at Sun Yat Sen University. He is a certified Bitcoin professional and studied blockchain business strategy at Be9 London.

About Bit Digital

Bit Digital, Inc. is a digital asset mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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